Filed pursuant to Rule 424(b)(2)

File No. 333-166313, 333-166313-01

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee(1)
$350,000,000 4.125% Guaranteed Notes due 2016	$350,000,000	$24,955
$400,000,000 5.750% Guaranteed Notes due 2021	$400,000,000	$28,520
Total	$750,000,000	$53,475

(1)	Calculated in accordance with Rule 457(r) of the Securities Act of 1933.

Prospectus Supplement

(To Prospectus dated April 27, 2010)

CRH America, Inc.

$350,000,000 4.125% Guaranteed Notes due 2016

$400,000,000 5.750% Guaranteed Notes due 2021

Fully, irrevocably and unconditionally guaranteed by

CRH plc

Interest payable January 15 and July 15

The 4.125% guaranteed notes due 2016 (the “2016 Guaranteed Notes”) will mature on January 15, 2016 and the 5.750% guaranteed notes due 2021 (the “2021 Guaranteed Notes” and together with the 2016 Guaranteed Notes, the “Guaranteed Notes”) will mature on January 15, 2021. Interest on the Guaranteed Notes will accrue from December 7, 2010 and the first interest payment date of the Guaranteed Notes will be July 15, 2011. The interest rate on the Guaranteed Notes may be adjusted under the circumstances described under “Description of Guaranteed Notes—Interest Rate Adjustment”. The Guaranteed Notes will be unsecured and will rank equally with all other present and future unsecured and unsubordinated obligations of CRH America, Inc. and CRH plc.

We or CRH plc may redeem the Guaranteed Notes of either series in whole at any time or in part from time to time at the applicable redemption price as described in “Description of Guaranteed Notes—Optional Make-Whole Redemption” in this prospectus supplement. In addition, we or CRH plc may redeem the Guaranteed Notes of either series in whole if certain tax events occur. See “Description of Guaranteed Notes—Tax Redemption” in this prospectus supplement. If we undergo specific kinds of changes in control, we may be required to offer to repurchase the Guaranteed Notes. See “Description of Guaranteed Notes—Change of Control Repurchase Event” in this prospectus supplement.

Application will be made to list the Guaranteed Notes on the New York Stock Exchange. Trading of the Guaranteed Notes on the New York Stock Exchange is expected to commence within 30 days after the initial delivery of the Guaranteed Notes.

See “Risk Factors” beginning on page 2 of the attached prospectus and in CRH plc’s 2009 Annual Report on Form 20-F beginning on page 5 for a discussion of certain risks that you should consider in connection with an investment in the Guaranteed Notes.

Neither the United States Securities and Exchange Commission (the “SEC”) nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus supplement and the attached prospectus. Any representation to the contrary is a criminal offense.

	Price to Public	Underwriting Discounts	Proceeds to Us* (before Expenses)
Per 2016 Guaranteed Note	99.799%	0.35%	99.449%
Total for 2016 Guaranteed Notes	$349,296,500	$1,225,000	$348,071,500
Per 2021 Guaranteed Note	99.944%	0.45%	99.494%
Total for 2021 Guaranteed Notes	$399,776,000	$1,800,000	$397,976,000

Total	$749,072,500	$3,025,000	$746,047,500

*	See “Underwriting” for further information on reimbursement of estimated expenses to the Company.

We expect delivery of the Guaranteed Notes through the facilities of The Depository Trust Company and its direct and indirect participants (including Euroclear and Clearstream, Luxembourg) will be made to investors on or about December 7, 2010. The underwriters are offering the Guaranteed Notes subject to various conditions.

Joint Bookrunners

BofA Merrill Lynch	Barclays Capital	J.P. Morgan

UBS Investment Bank	RBS

Co-Managers

AIB Group	BNP PARIBAS	Davy

ING	Lloyds TSB Corporate Markets	SOCIETE GENERALE

November 30, 2010

Prospectus Supplement

Prospectus

Risk Factors	2
About This Prospectus	14
Where You Can Find More Information About CRH	14
Enforceability of Certain Civil Liabilities	15
CRH plc	15
CRH America, Inc.	15
Use of Proceeds	16
Capitalization and Indebtedness	17
Description of the Debt Securities and Guarantees We and CRH plc May Offer	18
Clearance and Settlement	38
Material U.S. Federal and Irish Tax Consequences	42
Plan of Distribution	57
Validity of Securities and Guarantees	58
Experts	59
Expenses	60

In this prospectus supplement, the terms “we”, “our” and “us” refer to CRH America, Inc. CRH plc and its consolidated subsidiaries taken together are referred to as “CRH”. CRH America, Inc. is offering the Guaranteed Notes using this prospectus supplement. CRH plc is acting as the guarantor for the Guaranteed Notes offering by CRH America, Inc. using this prospectus supplement.

FORWARD-LOOKING STATEMENTS

In order to utilize the “Safe Harbor” provisions of the United States Private Securities Litigation Reform Act of 1995, CRH is providing the following cautionary statement.

This prospectus supplement, which includes the documents incorporated by reference, and the attached prospectus contain certain forward-looking statements with respect to the financial condition, results of operations and business of CRH and certain of the plans and objectives of CRH with respect to these items. These statements may generally, but not always, be identified by the use of words such as “anticipates”, “should”, “expects”, “estimates”, “believes” or similar expressions. In particular, among other statements, certain statements in the 2009 20-F (as defined herein) in “Item 4—Information on the Company” with regard to management objectives, trends in market shares, market standing and product volumes, in “Item 3—Key Information—Dividends” and in “Item 8—Financial Information—Dividends” with regard to future dividends, the statements in “Item 5—Operating and Financial Review and Prospects” with regard to trends in results of operations, margins, governmental policies and spending, overall market and macro-economic trends, in particular under the headings “Outlook 2010—” on pages 31, 35, and 38 and “Trend Information—2010” on page 54, and statements in “Item 11—Quantitative and Qualitative Disclosures about Market Risk”, with regard to risk management, interest and exchange risk are all forward–looking in nature. By their nature, forward–looking statements involve risk and uncertainty because they reflect the Company’s current expectations and assumptions as to future events and circumstances that may not prove accurate. A number of material factors could cause actual results and developments to differ materially from those expressed or implied by these forward–looking statements including those discussed in “Item 3—Key Information—Risk Factors” and in “Item 5—Operating and Financial Review and Prospects” in the 2009 20-F, and under the heading “Risk Factors” in the attached prospectus.

WHERE YOU CAN FIND MORE INFORMATION ABOUT CRH

CRH plc files, on Form 6-K, special reports and other information with the SEC. CRH plc also files its annual report on Form 20-F with the SEC. You may read and copy any document that CRH plc files at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms and their copy charges. The SEC filings are also available to the public from commercial document retrieval services and at the Internet World Wide Web site maintained by the SEC at http://www.sec.gov/. CRH plc’s ordinary shares are listed on the Irish Stock Exchange and the London Stock Exchange and, since March 31, 2006, CRH plc’s American depositary shares, representing ordinary shares of CRH plc, are quoted on the New York Stock Exchange. You can consult reports and other information about CRH plc that it has filed pursuant to the rules of the New York Stock Exchange, the Irish Stock Exchange and the London Stock Exchange at those exchanges.

The SEC allows us and CRH plc to incorporate by reference in this prospectus supplement information contained in documents that CRH plc files with them. This means that we and CRH plc can disclose important information to you by referring to these documents. The information that we and CRH plc incorporate by reference is an important part of this prospectus supplement and the attached prospectus. We and CRH plc incorporate by reference in this prospectus supplement the following documents and any future filings that we or CRH plc make with the SEC under Sections 13(a), 13(c) and 15(d) of the Securities Exchange Act of 1934, as amended, until we and CRH plc complete the offerings using this prospectus supplement and the attached prospectus:

•	CRH plc’s 2009 Annual Report on Form 20-F (the “2009 20-F”), filed with the SEC on April 1, 2010;

•	Report on Form 6-K of CRH plc dated May 6, 2010 indicating on its cover that it is incorporated by reference, which provides the amended Memorandum and Articles of Association of CRH plc;

•

Report on Form 6-K of CRH plc dated May 25, 2010 indicating on its cover that it is incorporated by reference, which announces the resignation of Glenn Culpepper, Group Finance Director from the CRH Board of Directors and his replacement with Maeve Carton;

•

the Report on Form 6-K of CRH plc dated November 30, 2010 indicating on its cover that it is incorporated by reference, which contains the 2010 Interim Results (as defined herein), an Interim Management Statement (as defined herein) and certain sales information;

•

the Report on Form 6-K of CRH plc dated November 30, 2010 indicating on its cover that it is incorporated by reference, which contains excerpts from the Fitch Press Release, the Moody’s Press Release and the Standard & Poor’s Press Release; and

•

Reports on Form 6-K of CRH plc provided to the SEC after the date of this prospectus supplement, but only to the extent that the forms expressly state that we incorporate them by reference in this prospectus supplement.

The information CRH plc files with the SEC, including future filings, automatically updates and supersedes information in documents filed at earlier dates. All information appearing in this prospectus supplement is qualified in its entirety by the information and financial statements, including the notes, contained in the documents that we and CRH plc incorporate by reference in this prospectus supplement.

CRH plc’s 2009 20-F contains a summary description of CRH’s business and audited consolidated financial statements with a report by our independent auditors. These financial statements are prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. We refer to these accounting principles as IFRS in this prospectus supplement and the attached prospectus.

You may request a copy of the filings referred to above, excluding the exhibits to such filings, at no cost, by writing or telephoning CRH plc at the following address:

CRH plc

Belgard Castle, Belgard Road

Clondalkin, Dublin 22

Ireland

Tel. No.: 011 353 1 404 1000

You should rely only on the information that we and CRH plc incorporate by reference or provide in this prospectus supplement or the attached prospectus. Neither we nor CRH plc have authorized anyone to provide you with different information. We are not making an offer of these debt securities in any jurisdiction where the offer is not permitted. You should not assume that the information in this prospectus supplement or the attached prospectus is accurate as of any date other than the date on the front of those documents.

SUMMARY

This summary does not contain all of the information that is important to you. You should read carefully the entire prospectus supplement and attached prospectus, and the documents incorporated by reference herein, for more information on this offering and CRH.

The Company and the Guarantor

CRH plc is the parent company for an international group of companies, including CRH America, Inc., with operations in 35 countries engaged in the manufacture and supply of a wide range of building materials and in the operation of builders’ merchanting and “Do-It-Yourself” stores. CRH’s strategy is based on focusing on its core businesses in building materials; developing regional market leadership positions; reinvesting in existing assets and people; acquiring well-run, value-creating businesses and seeking exposure to new development opportunities all in order to maintain and develop a balanced portfolio, while creating potential for future growth. CRH plc is incorporated in Ireland and has its principal executive offices at Belgard Castle, Belgard Road, Clondalkin, Dublin 22, Ireland, Tel. No.: 011 353 1 404 1000.

You can find a more detailed description of CRH’s business in CRH plc’s 2009 20-F and other documents incorporated by reference into this prospectus supplement.

CRH America, Inc. is an indirect wholly-owned subsidiary of CRH plc, and was formed under the laws of the State of Delaware on December 10, 1981. CRH America, Inc. acts as a holding company for certain U.S. operating subsidiaries engaged in the production and sale of precast concrete products, but is primarily a financing vehicle for CRH plc’s U.S. operating companies and, other than as described above, has no independent operations, other than holding cash and U.S. government securities from time to time. The principal executive offices of CRH America, Inc. are located at 375 Northridge Road, Suite 350, Atlanta, Georgia 30350 (telephone: +1 770 804 3363).

Concurrent Debt Tender Offers

Concurrent to this offering CRH plc intends to offer to purchase up to $50,000,000 of the $248,667,000 aggregate outstanding principal amount of 6.40% notes due October 15, 2033 issued by CRH America, Inc. and guaranteed by CRH plc.

In addition, concurrent to this offering and conditional on its completion, unless waived, CRH America, Inc. intends to offer to purchase for cash (the “Offer to Purchase”) certain outstanding notes (the “Tender Offer Notes”) issued by CRH America, Inc. and guaranteed by CRH plc of up to certain amounts of the $1,000,000,000 aggregate outstanding principal amount of 6.95% notes due March 15, 2012, the $500,000,000 aggregate outstanding principal amount of 5.625% notes due September 30, 2011 and the $700,000,000 aggregate outstanding principal amount of 5.30% notes due October 15, 2013, including the payment of interest and applicable premiums.

This prospectus supplement and the attached prospectus are not an offer to purchase the Tender Offer Notes.

The Offer to Purchase is conditioned upon the satisfaction or waiver of certain specified conditions. We cannot assure you that the Offer to Purchase will be consummated in accordance with its respective terms, or at all, or that a significant principal amount of the Tender Offer Notes will be tendered and purchased in the Offer to Purchase. This offering is not conditioned upon the consummation of the Offer to Purchase or any part of it.

The Offering

Issuer

CRH America, Inc.

Guarantor

CRH plc

Guaranteed Notes

$350,000,000 initial principal amount of 4.125% Guaranteed Notes due 2016 and $400,000,000 initial principal amount of 5.750% Guaranteed Notes due 2021.

Guarantees

Full, irrevocable and unconditional guarantees of the principal, interest, premium, if any, and any other amounts payable in respect of the Guaranteed Notes are given by CRH plc.

Maturity

We will repay the 2016 Guaranteed Notes at 100% of their principal amount plus accrued and unpaid interest on January 15, 2016. We will repay the 2021 Guaranteed Notes at 100% of their principal amount plus accrued and unpaid interest on January 15, 2021.

Interest Payment Dates

January 15 and July 15, commencing July 15, 2011.

Calculation of Interest

Interest will be calculated on the basis of a 360-day year consisting of twelve 30-day months.

Interest Rate Adjustment

The interest rate payable on the Guaranteed Notes will be subject to adjustments from time to time if Moody’s Investors Service, Inc. or Standard & Poor’s Ratings Services downgrades (or if either subsequently upgrades) the rating on the Guaranteed Notes as described under “Description of Guaranteed Notes—Interest Rate Adjustment.”

Issue Price

99.799% for the 2016 Guaranteed Notes

99.944% for the 2021 Guaranteed Notes

Form and Denomination

We will issue the Guaranteed Notes in fully registered form in denominations of $2,000 and integral multiples of $1,000 in excess thereof. The Guaranteed Notes of each series will be represented by one or more global securities registered in the name of a nominee of The Depository Trust Company, or DTC. You will hold beneficial interests in the Guaranteed Notes through DTC, and DTC and its direct and indirect participants (including Euroclear and Clearstream, Luxembourg) will record your beneficial interest on their books. We will not issue certificated Guaranteed Notes except in the limited circumstances that we explain in this prospectus supplement. Settlement of the Guaranteed Notes will occur through DTC in same day funds.

Further Issues

We may from time to time without the consent of the holders of Guaranteed Notes create and issue further Guaranteed Notes of the applicable series having the same terms and conditions as the Guaranteed Notes of the relevant series so that the further issue is consolidated and forms a single series with such series of Guaranteed

Notes, provided that such additional Guaranteed Notes will be fungible with the Guaranteed Notes for U.S. federal income tax purposes.

Optional Make-Whole Redemption

The Guaranteed Notes of each series will be redeemable at our option or at the option of CRH plc, in whole at any time or in part from time to time. See “Description of Guaranteed Notes—Optional Make-Whole Redemption” in this prospectus supplement. Upon redemption, we or CRH plc will pay a redemption price equal to the greater of (1) 100% of the principal amount of the Guaranteed Notes to be redeemed plus accrued and unpaid interest to the date of redemption and (2)(a) the sum of the present values of the remaining scheduled payments of principal and interest on such Guaranteed Notes (excluding any interest accrued as of the date of the redemption) plus (b) accrued and unpaid interest to the date of redemption. The present value will be determined by discounting the remaining principal and interest payments to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) using the Treasury Rate (as defined on page S-12 of this prospectus supplement) plus 45 basis points. See “Description of Guaranteed Notes—Optional Make-Whole Redemption” in this prospectus supplement.

Payment of Additional Amounts

All payments by us of the principal or interest on the Guaranteed Notes and all payments by CRH plc under the guarantees will be made free and clear of any withholding for taxes or any other governmental charge, unless such withholding is required by the laws of any jurisdiction where we or CRH plc are incorporated or tax resident. In the event that CRH plc is required to withhold such taxes, CRH plc will be required, subject to certain exceptions, to pay you an additional amount so that the net amount you receive is the amount specified in the Guaranteed Note to which you are entitled. No additional amounts will be payable in respect of any withholding for taxes or governmental charges imposed by the United States government or any political subdivision of the United States government or on payments by us. Please see the attached prospectus under “Description of the Debt Securities and Guarantees We and CRH plc May Offer—Payment of Additional Amounts”.

Tax Redemption

In the event of various tax law changes that would require CRH plc to pay additional amounts or withhold taxes from payments to us in respect of a series of Guaranteed Notes or in certain other circumstances as described in the attached prospectus under “Description of the Debt Securities and Guarantees We and CRH plc May Offer—Payment of Additional Amounts”, we or CRH plc may call all, but not less than all, of the Guaranteed Notes of the relevant series for redemption. We discuss our ability to redeem the Guaranteed Notes in greater detail in the attached prospectus under “Description of the Debt Securities and Guarantees We and CRH plc May Offer—Special Situations—Optional Tax Redemption”.

Risk Factors

You should carefully consider all of the information in this prospectus supplement and the attached prospectus, which includes information incorporated by reference. In particular, you should evaluate the specific factors under “Risk Factors” beginning on page 2 of the attached prospectus and beginning on page 5 of the 2009 20-F for risks involved with an investment in the Guaranteed Notes.

Use of Proceeds

The net proceeds, after deducting the underwriting discount and other estimated offering expenses payable by us, from the sale of the Guaranteed Notes offered hereby will be approximately $744,851,500. We intend to use the net proceeds from this offering, together with cash on hand, as necessary, to fund the purchase by CRH America, Inc. of up to certain amounts of the $1,000,000,000 aggregate outstanding principal amount of 6.95% notes due March 15, 2012, the $500,000,000 aggregate outstanding principal amount of 5.625% notes due September 30, 2011 and the $700,000,000 aggregate outstanding principal amount of 5.30% notes due October 15, 2013, issued in each case by CRH America, Inc. and guaranteed by CRH plc, including the payment of interest and applicable premiums. See “Summary—Concurrent Debt Tender Offers.”

Change of Control Repurchase Event

If a change of control repurchase event occurs, unless we or CRH plc have exercised our right to redeem the Guaranteed Notes in full as described above, we will make an offer to each holder of Guaranteed Notes to repurchase all or, at the holders’ option, any part (equal to $2,000 or an integral multiple of $1,000 in excess thereof) of that holder’s Guaranteed Notes at a repurchase price in cash equal to 101% of the aggregate principal amount of Guaranteed Notes repurchased, plus any accrued and unpaid interest on the Guaranteed Notes repurchased to the date of purchase. See “Description of Guaranteed Notes—Change of Control Repurchase Event” in this prospectus supplement.

Listing

We will apply to list the Guaranteed Notes on the New York Stock Exchange.

Trustee and Principal Paying Agent

The Bank of New York Mellon, as successor trustee to JPMorgan Chase Bank.

Ranking

The Guaranteed Notes and the guarantees are not secured by any of our or CRH plc’s property or assets and will rank equally with all of our and CRH’s other present and future unsecured and unsubordinated indebtedness.

Governing Law

The Guaranteed Notes will be governed by the laws of the State of New York.

Date of Delivery

We currently anticipate that delivery of the Guaranteed Notes will occur on or about December 7, 2010.

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets out CRH plc’s consolidated ratios of earnings to fixed charges for each of the fiscal years 2005 through 2009 and for the six months ended June 30, 2009 and 2010. The information for all periods has been calculated in accordance with IFRS.

CRH plc	Six months* ended June 30,		Year ended December 31,
	2010	2009	2009	2008	2007	2006	2005
In accordance with IFRS	1.2	1.5	2.4	3.9	5.0	5.2	5.6

*	The earnings of CRH are seasonally biased as the larger portion of profits arises in the second half of the calendar year. In the years from 2005 to 2009 income before interest expense in the first half varied between 26% and 39% of the full year results. As fixed charges are more evenly spread during the calendar year, the ratio of earnings to fixed charges in the first half of the year is normally below the ratio of earnings to fixed charges for the full year.

The ratio of earnings to fixed charges of CRH plc was computed by dividing the amount of its earnings by the amount of its fixed charges. For the purposes of calculating this ratio, earnings have been calculated by adding pre-tax income from continuing operations before adjustment for minority interests in consolidated subsidiaries or income or loss from equity investees, fixed charges and distributed income of equity investees.

The fixed charges were calculated by adding interest expensed, discounts and expenses related to indebtedness and an estimate of the interest charge within rental expense and preference security dividend requirements of consolidated subsidiaries.

USE OF PROCEEDS

The net proceeds, after deducting the underwriting discount and other estimated offering expenses payable by us, from the sale of the Guaranteed Notes offered hereby will be approximately $744,851,500. We intend to use the net proceeds from this offering, together with cash on hand, as necessary, to fund the purchase by CRH America, Inc. of up to certain amounts of the $1,000,000,000 aggregate outstanding principal amount of 6.95% notes due March 15, 2012, the $500,000,000 aggregate outstanding principal amount of 5.625% notes due September 30, 2011 and the $700,000,000 aggregate outstanding principal amount of 5.30% notes due October 15, 2013, issued in each case by CRH America, Inc. and guaranteed by CRH plc, including the payment of interest and applicable premiums. See “Summary—Concurrent Debt Tender Offers”.

The Offer to Purchase is conditioned upon the satisfaction or waiver of certain specified conditions. We cannot assure you that the Offer to Purchase will be consummated in accordance with its respective terms, or at all, or that a significant principal amount of the Tender Offer Notes will be tendered and purchased in the Offer to Purchase. This offering is not conditioned upon the consummation of the Offer to Purchase or any part of it.

We intend to use any net proceeds remaining from this offering, including if the Offer to Purchase is not consummated, for general corporate purposes.

CAPITALIZATION AND INDEBTEDNESS OF CRH PLC

The following table sets out the cash and liquid resources, capitalization and indebtedness on an historical basis of CRH plc at June 30, 2010, which have been calculated in accordance with IFRS. Other than the changes noted below, there has been no material change in the consolidated capitalization of CRH plc since June 30, 2010.

	€ in millions	U.S.$ in millions*
Bank loans and overdrafts due within one year	461	566
Loans due after more than one year	5,631	6,909

Total indebtedness**	6,092	7,475

Called up share capital:
Equity share capital	244	299
Non-equity share capital	1	1

Equity reserves:
Share premium account	3,687	4,524
Other reserves	279	342
Profit and loss account	6,012	7,379

Total shareholders’ funds	10,223	12,545

Total capitalization and indebtedness	16,315	20,020

Net debt:
Total indebtedness	6,092	7,475
Cash and liquid resources	(1,097)	(1,346)
Net derivatives	(233)	(286)

	4,762	5,843

*	Translations into U.S. dollars in this section are solely for convenience and are computed at the rate of €1.00 to U.S. $1.2271, the reference rate published by the European Central Bank on June 30, 2010. On November 26, 2010, the reference rate published by the European Central Bank was €1.00 to U.S. $1.3225.

**	As of June 30, 2010, neither CRH plc nor CRH America, Inc. had secured indebtedness outstanding. CRH plc has given letters of guarantee to secure obligations of consolidated subsidiary undertakings amounting to €5.9 billion at June 30, 2010 with respect to loans, bank advances and future lease obligations.

Exchange rate movements from June 30, 2010 to November 26, 2010 (based on the reference rates for the euro published by the European Central Bank) decreased total indebtedness by €349 million and decreased total shareholders’ funds by €368 million.

Since June 30, 2010, CRH plc has spent more than €0.1 billion on development activity.

On November 30, 2010, CRH filed with the SEC on Form 6-K its interim financial results as at and for the six months ended June 30, 2010 (the “2010 Interim Results”) as well as an interim management statement (the “Interim Management Statement”) and certain sales information. The 2010 Interim Results, Interim Management Statement and such sales information are incorporated by reference into this Prospectus Supplement. See “Where You Can Find More Information About CRH”.

On October 5, 2010, Fitch Ratings issued a press release (the “Fitch Press Release”) stating that it had downgraded CRH’s Long-term Issuer Default Rating (“IDR”) and senior unsecured notes to “BBB” from “BBB+”. At the same time, Fitch Ratings affirmed CRH’s Short-term IDR at “F2” and changed the rating outlook on the Long-term IDR to “stable” from “negative”.

On August 30, 2010, Moody’s Investors Service issued a press release (the “Moody’s Press Release”) stating that it had affirmed the “Baa1” ratings of CRH America, Inc., CRH Group Funding Ltd., CRH Finance (U.K.) plc and CRH Finance B.V. At the same time, Moody’s Investors Services changed the rating outlook for each entity to “negative” from “stable”.

On March 11, 2010, Standard & Poor’s Ratings Services issued a press release (the “Standard and Poor’s Press Release”) stating that it had revised its outlook on CRH to “stable” from “negative”. At the same time, Standard & Poor’s Ratings Services affirmed the long- and short-term corporate credit ratings on CRH at “BBB+/A-2”.

In addition, actual or anticipated changes in our credit ratings may generally be expected to affect the market value of the Guaranteed Notes.

CRH has filed a Report on Form 6-K containing excerpts from the Fitch Press Release, the Moody’s Press Release and the Standard & Poor’s Press release which is incorporated by reference into this Prospectus Supplement. See “Where You Can Find More Information About CRH”. See also “Item 3—Key Information—Risk Factors” in CRH’s 2009 20-F.

EXCHANGE RATES

The following table shows, for the period and dates indicated, the exchange rates for the euro, based on the rate published by Bloomberg at 5pm, New York City time, expressed in United States dollars per €1. This rate, as published on such dates, differs from the rates used in the preparation of CRH plc’s consolidated financial statements as of such dates. No representation is made that the euro amounts have been, could have been or could be converted into United States dollars at the rate published by Bloomberg at 5pm, New York City time on such dates or any other dates.

Year ended December 31,	Period End	Average(*)	High	Low
2005	1.18	1.24	1.35	1.17
2006	1.32	1.26	1.33	1.18
2007	1.46	1.37	1.49	1.29
2008	1.40	1.47	1.60	1.25
2009	1.43	1.39	1.51	1.25
2010 (through November 26, 2010)	1.32	1.33	1.46	1.19

Month
May 2010	1.23	1.25	1.32	1.22
June 2010	1.22	1.22	1.24	1.19
July 2010	1.31	1.28	1.31	1.25
August 2010	1.27	1.29	1.33	1.26
September 2010	1.36	1.31	1.36	1.27
October 2010	1.39	1.39	1.42	1.36
November 2010 (through November 26, 2010)**	1.32	1.37	1.42	1.32

*	The average of the rates published by Bloomberg at 5pm, New York City time for each business day in the relevant one-month or one-year period.

**	The rate published by Bloomberg at 5pm, New York City time, on November 26, 2010 was €1.00 to U.S.$1.32.

DESCRIPTION OF GUARANTEED NOTES

The following description of the particular terms of the Guaranteed Notes supplements the description of the general terms and provisions of the debt securities set forth in the attached prospectus. See “Description of Debt Securities and Guarantees We and CRH plc May Offer” in the attached prospectus. To the extent the following description is inconsistent with that set forth in the attached prospectus, the following description replaces that in the attached prospectus.

General

The Guaranteed Notes are governed by a document called an indenture, a contract among us, CRH plc and The Bank of New York Mellon, as successor trustee to JPMorgan Chase Bank. We may issue as many distinct series of Guaranteed Notes under the indenture as we wish. We may also, from time to time, without your consent create and issue further Guaranteed Notes of each series having the same terms and conditions (other than the issue date, first interest accrual date and in certain cases, the first interest payment date) as the applicable Guaranteed Notes so that the further issue is consolidated and forms a single series with the applicable Guaranteed Notes, provided that such additional Guaranteed Notes will be fungible with the Guaranteed Notes for U.S. federal income tax purposes.

The 2016 Guaranteed Notes will be issued in an initial aggregate principal amount of $350,000,000 and will mature on January 15, 2016. The 2021 Guaranteed Notes will be issued in an initial aggregate principal amount of $400,000,000 and will mature on January 15, 2021. Book-entry interests in the Guaranteed Notes will be issued, as described below under “Clearance and Settlement”, in minimum denominations of $2,000 and integral multiples of $1,000 in excess thereof. The Guaranteed Notes will bear interest at the respective rates per annum shown on the cover page of this prospectus supplement, payable semi-annually on January 15 and July 15 of each year, commencing July 15, 2011. Interest on the Guaranteed Notes will be computed on the basis of a 360-day year of twelve 30-day months and will be paid to the persons shown on the register kept by The Bank of New York Mellon, at the close of business on January 1 and July 1 of each year. The Guaranteed Notes and guarantees are governed by New York law.

The Guaranteed Notes will be unsecured and unsubordinated indebtedness of CRH America, Inc. and will rank equally with all of our other present and future unsecured and unsubordinated indebtedness.

The Guaranteed Notes will rank equally without any preference among themselves and with all of our present and future unsecured and unsubordinated indebtedness.

CRH plc will unconditionally and irrevocably guarantee on an unsubordinated basis the due and punctual payment of the principal, interest, premium, if any, and any other additional amounts payable in respect of the Guaranteed Notes and the Indenture, when and as any such payments become due and payable, whether at maturity, upon redemption or declaration of acceleration, or otherwise. The guarantees of the Guaranteed Notes will be unsecured, unsubordinated obligations of CRH plc. The guarantees will rank equally with all other present and future unsecured and unsubordinated indebtedness of CRH plc. Because CRH plc is a holding company, the Guaranteed Notes will effectively be subordinated to any indebtedness of its subsidiaries (except for CRH America, Inc.).

We may at any time designate additional paying agents or rescind the designation of paying agents or approve a change in the office through which any paying agent acts.

Payment of principal of and interest on the Guaranteed Notes, so long as the Guaranteed Notes are represented by global securities, as discussed below, will be made in immediately available funds. Beneficial interests in the global securities will trade in the same-day funds settlement system of DTC and secondary market trading activity in such interests will therefore settle in same-day funds. We understand that secondary market trading between Euroclear and/or Clearstream, Luxembourg participants will occur in the ordinary way following the applicable rules and operating procedures of Euroclear and Clearstream, Luxembourg.

Interest Rate Adjustment

The interest rate payable on the Guaranteed Notes of a series will be subject to adjustments from time to time if either Moody’s (as defined below) or S&P (as defined below) downgrades (or subsequently upgrades) the debt rating assigned to the Guaranteed Notes of that series, in the manner described below.

If the rating from Moody’s of the Guaranteed Notes of a series is decreased to a rating set forth in the immediately following table, the interest rate on the Guaranteed Notes of that series will increase from the interest rate payable on the Guaranteed Notes of that series on the date of their issuance by the percentage set forth opposite that rating:

Rating	Percentage
Ba1	0.25%
Ba2	0.50%
Ba3	0.75%
B1 or below	1.00%

If the rating from S&P of the Guaranteed Notes of a series is decreased to a rating set forth in the immediately following table, the interest rate on the Guaranteed Notes of that series will increase from the interest rate payable on the Guaranteed Notes of that series on the date of their issuance by the percentage set forth opposite that rating:

Rating	Percentage
BB+	0.25%
BB	0.50%
BB-	0.75%
B+ or below	1.00%

If at any time the interest rate on the Guaranteed Notes of a series has been adjusted upward and either Moody’s or S&P, as the case may be, subsequently increases its rating of the Guaranteed Notes of that series to any of the threshold ratings set forth above, the interest rate on the Guaranteed Notes of that series will be decreased such that the interest rate for the Guaranteed Notes of that series equals the interest rate payable on the Guaranteed Notes on the date of their issuance plus the percentages set forth opposite the applicable ratings from the tables above in effect immediately following the increase. If Moody’s subsequently increases its rating of the Guaranteed Notes of that series to Baa3 or higher, and S&P increases its rating to BBB- or higher the interest rate on the Guaranteed Notes of that series will be decreased to the interest rate payable on the Guaranteed Notes of that series on the date of their issuance. In addition, the interest rate on the Guaranteed Notes of that series will permanently cease to be subject to any adjustment described above (notwithstanding any subsequent decrease in the ratings by either or both rating agencies) if the Guaranteed Notes of that series become rated A3 and A- or higher by Moody’s and S&P, respectively (or one of these ratings if the Guaranteed Notes of that series are only rated by one rating agency).

Each adjustment required by any decrease or increase in a rating set forth above, whether occasioned by the action of Moody’s or S&P, shall be made independent of any and all other adjustments. In no event shall (1) the interest rate for the Guaranteed Notes of a series be reduced to below the interest rate payable on the Guaranteed Notes of that series on the date of their issuance or (2) the total increase in the interest rate on the Guaranteed Notes of a series exceed 2.00% above the interest rate payable on the Guaranteed Notes of that series on the date of their issuance.

If either Moody’s or S&P ceases to provide a rating of the Guaranteed Notes of a series, any subsequent increase or decrease in the interest rate of the Guaranteed Notes of that series necessitated by a reduction or increase in the rating by the agency continuing to provide the rating shall be twice the percentage set forth in the applicable table above. No adjustments in the interest rate of the Guaranteed Notes of a series shall be made solely as a result of either Moody’s or S&P ceasing to provide a rating. If both Moody’s and S&P cease to provide a rating of the Guaranteed Notes of a series, the interest rate on the Guaranteed Notes of that series will increase to, or remain at, as the case may be, 2.00% above the interest rate payable on the Guaranteed Notes of that series on the date of their issuance.

Any interest rate increase or decrease described above will take effect from the first day of the interest period during which a rating change requires an adjustment in the interest rate.

If the interest rate payable on the Guaranteed Notes of a series is increased as described above, the term “interest”, as used in this prospectus supplement, will be deemed to include any such additional interest unless the context otherwise requires.

The Trustee shall have no obligation to monitor whether any interest rate change is required. The Company will promptly notify the Trustee of any interest rate change.

Optional Make-Whole Redemption

We or CRH plc may redeem the Guaranteed Notes of either series at our or its option in whole at any time or in part from time to time at a redemption price equal to the greater of (1) 100% of the principal amount of the Guaranteed Notes to be redeemed and (2) the sum of the present values of the Remaining Scheduled Payments discounted to the date of redemption on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 45 basis points, together with, in each case, accrued and unpaid interest on the principal amount of the Guaranteed Notes to be redeemed to the date of redemption. In connection with such optional redemption the following defined terms apply:

•

“Treasury Rate” means, with respect to any redemption date, the rate per annum equal to the semi-annual equivalent yield to maturity (computed as of the third business day immediately preceding that redemption date) of the applicable Comparable Treasury Issue, assuming a price for such Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the applicable Comparable Treasury Price for that redemption date.

•

“Comparable Treasury Issue” means the United States Treasury security selected by the Independent Investment Banker that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of the applicable series of Guaranteed Notes. “Independent Investment Banker” means one of the Reference Treasury Dealers appointed by us or CRH plc to act as the “Independent Investment Banker”.

•

“Comparable Treasury Price” means, with respect to any redemption date, (1) the average of the bid and asked prices for the applicable Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) on the third business day preceding that redemption date, as set forth in the daily statistical release designated H.15 (519) (or any successor release) published by the Federal Reserve Bank of New York and designated “Composite 3:30 p.m. Quotations for U.S. Government Securities” or (2) if such release (or any successor release) is not published or does not contain such prices on such business day, (A) the average of the Reference Treasury Dealer Quotations for that redemption date, after excluding the highest and lowest of such Reference Treasury Dealer Quotations, or (B) if the Independent Investment Banker for the Guaranteed Notes obtains fewer than four such Reference Treasury Dealer Quotations, the average of all such Quotations.

•

“Reference Treasury Dealer” means each of Merrill Lynch, Pierce, Fenner & Smith Incorporated, Barclays Capital Inc., J.P. Morgan Securities LLC, UBS Securities LLC and RBS Securities Inc. and their respective successors and one other nationally recognized investment banking firm that is a Primary Treasury Dealer specified from time to time by us, provided, however, that if any of the foregoing shall cease to be a primary U.S. Government securities dealer in the United States (a “Primary Treasury Dealer”), we or CRH plc shall substitute therefor another nationally recognized investment banking firm that is a Primary Treasury Dealer.

•

“Reference Treasury Dealer Quotation” means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Independent Investment Banker, of the bid and asked prices for the applicable Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Independent Investment Banker by such Reference Treasury Dealer at 3:30 p.m., New York City time, on the third business day preceding that redemption date.

•

“Remaining Scheduled Payments” means, with respect to each note to be redeemed, the remaining scheduled payments of the principal thereof and interest thereon that would be due after the related redemption date but for such redemption, provided, however, that, if that redemption date is not an interest payment date with respect to such Guaranteed Notes, the amount of the next succeeding scheduled interest payment thereon will be reduced by the amount of interest accrued thereon to that redemption date.

Notice of any redemption will be mailed at least 30 days but not more than 60 days before the redemption date to each holder of the Guaranteed Notes to be redeemed. On and after any redemption date, interest will cease to accrue on the applicable series of the Guaranteed Notes or any portion thereof called for redemption. On or before any redemption date, we or CRH plc shall deposit with a paying agent (or the trustee) money sufficient to pay the redemption price of and accrued interest on the Guaranteed Notes to be redeemed on such date. If less than all the applicable series of the Guaranteed Notes are to be redeemed, the Guaranteed Notes to be redeemed shall be selected by the trustee by such method as the trustee shall deem fair and appropriate. The redemption price shall be calculated by the Independent Investment Banker and either us or CRH plc, and the trustee and any paying agent for the Guaranteed Notes shall be entitled to rely on such calculation.

Payment of Additional Amounts

All payments by us of the principal or interest on the applicable Guaranteed Notes and all payments by CRH plc under the guarantees will be made free and clear of any withholding for taxes or any other governmental charge, unless such withholding is required by the laws of any jurisdiction where we or CRH plc are incorporated or tax resident. In the event that CRH plc is required to withhold such taxes or governmental charges, CRH plc will be required, subject to certain exceptions, to pay you an additional amount so that the net amount you receive is the amount specified in the note to which you are entitled. No additional amounts will be payable in respect of any withholding for taxes or governmental charges imposed by the United States government or any political subdivision of the United States government or on payments by us. Please see the attached prospectus under “Description of the Debt Securities and Guarantees We and CRH plc May Offer—Payment of Additional Amounts”.

Tax Redemption

In the event of various tax law changes after the date of this prospectus supplement that require CRH plc to pay additional amounts or withhold taxes from payments to us, in respect of a series of Guaranteed Notes, or in certain other circumstances as described in the attached prospectus under “Description of the Debt Securities and Guarantees We and CRH plc May Offer—Payment of Additional Amounts”, we or CRH plc may call all, but not less than all, of the relevant series of the Guaranteed Notes for redemption. This means we may repay the Guaranteed Notes early. Our ability to redeem the Guaranteed Notes is discussed in greater detail in the attached prospectus under “Description of the Debt Securities and Guarantees We and CRH plc May Offer—Special Situations—Optional Tax Redemption”. If we or CRH plc call the Guaranteed Notes, we must pay 100% of their principal amount. We will also pay the holders accrued interest if we have not otherwise paid interest through the redemption date. Guaranteed Notes will stop bearing interest on the redemption date, and holders will not accrue interest on any amounts deposited by the Company with the trustee for their account following Tax Redemption.

We or CRH plc will give notice to DTC of any redemption we propose to make at least 30 days, but not more than 60 days, before the redemption date. Notice by DTC to participating institutions and by these participants to street name holders of indirect interests in the Guaranteed Notes will be made according to arrangements among them and may be subject to statutory or regulatory requirements.

Change of Control Repurchase Event

If a change of control repurchase event occurs, unless we have exercised our right to redeem the applicable series of Guaranteed Notes in full as described above or have defeased such Guaranteed Notes as described below, we will make an offer to each holder of the applicable series of Guaranteed Notes to repurchase all or, at the holder’s option, any part (equal to $2,000 or an integral multiple of $1,000 in excess thereof) of that holder’s Guaranteed Notes at a repurchase price in cash equal to 101% of the aggregate principal amount of Guaranteed Notes repurchased plus any accrued and unpaid interest on the Guaranteed Notes repurchased to the date of purchase. Within 30 days following any change of control repurchase event or, at our option, prior to any change of control, but after the public announcement of the change of control, we will give notice to each holder by providing a written notice to the Trustee at its Corporate Trust Office, describing the transaction or transactions that constitute or may constitute the change of control repurchase event and offering to repurchase Guaranteed Notes on the payment date specified in the notice, which date will be no earlier than 30 days and no later than 60 days from the date such notice is mailed. The notice shall, if mailed prior to the date of consummation of the change of control, state that the offer to purchase is conditioned on the change of control repurchase event occurring on or prior to the payment date specified in the notice. To the extent that the provisions of any securities laws or regulations conflict with the change of control repurchase event provisions of the applicable series of Guaranteed Notes, we will comply with the applicable securities laws and regulations and will not be deemed to have breached our obligations under the change of control repurchase event provisions of the Guaranteed Notes by virtue of such conflict.

On the change of control repurchase event payment date, we will, to the extent lawful:

(1)	accept for payment all Guaranteed Notes or portions of Guaranteed Notes properly tendered pursuant to our offer;

(2)	deposit with the trustee an amount equal to the aggregate purchase price in respect of all Guaranteed Notes or portions of Guaranteed Notes properly tendered; and

(3)	deliver or cause to be delivered to the trustee the Guaranteed Notes properly accepted, together with an officers’ certificate stating the aggregate principal amount of Guaranteed Notes being purchased by us.

The trustee will promptly mail to each holder of Guaranteed Notes properly tendered the purchase price for the Guaranteed Notes, and the trustee will promptly authenticate and mail (or cause to be transferred by book-entry) to each holder a new note equal in principal amount to any unpurchased portion of any Guaranteed Notes surrendered; provided that each new note will be in a principal amount of $2,000 or an integral multiple of $1,000 in excess thereof.

We will not be required to make an offer to repurchase the applicable series of Guaranteed Notes upon a change of control repurchase event if a third party makes an offer in the manner, at the times and otherwise in compliance with the requirements for an offer made by us and such third party purchases all of the applicable series of Guaranteed Notes properly tendered and not withdrawn under its offer.

The term “below investment grade rating event” means the applicable series of Guaranteed Notes is downgraded to a rating that is below investment grade by both rating agencies (regardless of whether the rating prior to such downgrade was investment grade or below investment grade) on any date commencing 60 days prior to the first public announcement of any change of control or arrangement that could result in a change of control until the end of the 60-day period following public notice of the occurrence of a change of control (which period shall be extended so long as the rating of the applicable series of Guaranteed Notes is under publicly announced consideration for possible downgrade by either of the rating agencies).

The term “change of control” means the occurrence of any of the following: (1) the acquisition (including in connection with a merger or consolidation) by any person or any persons acting in concert (as defined in section 1(3) of the Irish Takeover Panel Act, 1997), or any person or persons acting on behalf of any such person(s), (the

“relevant person”) at any time of an interest (within the meaning of Part IV, Chapter 2 of the Companies Act, 1990) in (A) more than 50% of the issued ordinary share capital of CRH plc or (B) such number of shares in the issued share capital of CRH plc as carry more than 50% of the voting rights normally exercisable at a general meeting of CRH plc, provided that a change of control shall not be deemed to have occurred if all or substantially all of the shareholders of the relevant person are, or immediately prior to the event which would otherwise have constituted a change of control were, the shareholders of CRH plc with the same (or substantially the same) pro rata interests in the share capital of the relevant person as such shareholders have, or as the case may be, had, in the share capital of CRH plc; (2) the direct or indirect sale, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or more series of related transactions, of all or substantially all of CRH plc’s assets and the assets of its subsidiaries, taken as a whole, to one or more “persons” (as defined in the Indenture) (other than us or one of our subsidiaries); or (3) the first day on which a majority of the members of CRH plc’s Board of Directors is composed of members who are not continuing directors.

The term “change of control repurchase event” means the occurrence of both a change of control and a below investment grade rating event.

The term “continuing director” means, as of any date of determination, any member of CRH plc’s Board of Directors who (1) was a member of such Board of Directors on the date the Guaranteed Notes were issued or (2) was nominated for election, elected or appointed to such Board of Directors with the approval of a majority of the continuing directors who were members of such Board of Directors at the time of such nomination, election or appointment (either by a specific vote or by approval of CRH plc’s proxy statement in which such member was named as a nominee for election as a director, without objection to such nomination).

The term “investment grade” means a rating of Baa3 or better by Moody’s (or its equivalent under any successor rating categories of Moody’s); a rating of BBB- or better by S&P (or its equivalent under any successor rating categories of S&P); and the equivalent investment grade credit rating from any additional rating agency or rating agencies selected by us.

The term “Moody’s” means Moody’s Investors Service Inc.

The term “rating agency” means (1) each of Moody’s and S&P; and (2) if either of Moody’s or S&P ceases to rate the applicable series of Guaranteed Notes or fails to make a rating of the applicable series of Guaranteed Notes publicly available for reasons outside of our control, a “nationally recognized statistical rating organization” within the meaning of Rule 15c3-1(c)(2)(vi)(F) under the Securities Exchange Act of 1934, selected by us (as certified by a resolution of our board of directors) as a replacement agency for Moody’s or S&P, or both, as the case may be.

The term “S&P” means Standard & Poor’s Ratings Services, a division of McGraw-Hill, Inc.

Defeasance and Discharge

We and CRH plc may release ourselves from any payment or other obligations on the Guaranteed Notes as described under “Description of the Debt Securities and Guarantees We and CRH plc May Offer—Covenants—Defeasance and Discharge” in the attached prospectus.

Governing Law

The Guaranteed Notes and the guarantees will be governed by the laws of the State of New York.

Trustee

The trustee is The Bank of New York Mellon, as successor trustee to JPMorgan Chase Bank. See “Description of the Debt Securities that We and CRH plc May Offer—General” and “Description of the Debt Securities that We and CRH plc May Offer—Default and Related Matters” in the attached prospectus for a description of the trustee’s procedures and remedies available in the event of default.

This section summarizes the specific financial and legal terms of the Guaranteed Notes that are more generally described under “Description of the Debt Securities and Guarantees We and CRH plc May Offer” in the prospectus attached to the back of this prospectus supplement. If anything described in this section is inconsistent with the terms described under “Description of the Debt Securities and Guarantees We and CRH plc May Offer” in the attached prospectus, you should consider the terms here to be the ones that prevail.

As a result of the transfer of JPMorgan Chase Bank’s corporate trust business to The Bank of New York Mellon effective October 1, 2006, The Bank of New York Mellon is currently the trustee under the Indenture. The trustee’s current address is The Bank of New York Mellon, 101 Barclay Street, Floor 4E, New York, NY 10286. The Trustee will also serve as the principal paying agent for the Guaranteed Notes.

MATERIAL U.S. FEDERAL TAX CONSEQUENCES

Prospective holders should carefully consider, among other things, the matters set forth under “Material U.S. Federal and Irish Tax Consequences—United States Taxation” in the attached prospectus. The discussion below supplements, and should be read in connection with, the discussion under “Material U.S. Federal and Irish Tax Consequences—United States Taxation” in the attached prospectus and is subject to the limitations and exceptions set forth therein.

Under the U.S. Treasury Regulations governing original issue discount on debt instruments, for purposes of determining the yield and maturity of a debt instrument that provides for alternative payment schedules upon the occurrence of one or more contingencies where the timing and amounts of the payments that comprise each payment schedule are known as of the issue date, if, based on all the facts and circumstances as of the issue date, a single payment schedule for a debt instrument is significantly more likely than not to occur, the yield and maturity of the debt instrument are computed based on this payment schedule. We believe that, based on all facts and circumstances upon the issue date, it is significantly more likely than not that no interest rate adjustment pursuant to a change in the debt rating of the Guaranteed Notes, as described above, will occur. Therefore, we intend to take the position that the possibility of such an interest rate adjustment should be disregarded for U.S. federal income tax purposes in determining the yield and the maturity of the Guaranteed Notes.

If the likelihood as of the date of the issuance of the Guaranteed Notes of the occurrence of a change of control repurchase event, as described above, is more than “remote”, the Guaranteed Notes may be subject to the special rules governing contingent payment debt instruments. We believe that the possibility of a change of control repurchase event is remote and therefore intend to take the position that the special rules governing contingent payment debt instruments would not apply to the Guaranteed Notes.

You should be aware that the assumptions described in this section are solely for purposes of determining the U.S. federal income tax treatment of the Guaranteed Notes, and we provide no promise or representations that the debt rating of the Guaranteed Notes will not be downgraded, or that a change of control repurchase event will not occur.

Our positions described above are not binding on the Internal Revenue Service (the “IRS”). If the IRS takes a contrary position, the Guaranteed Notes may be treated as “contingent payment debt instruments” subject to special rules. The application of these special rules would generally affect the timing, character and amount of income and gain in respect of a United States holder’s Guaranteed Notes. United States holders should consult their tax advisors regarding the consequences of the Guaranteed Notes being treated as “contingent payment debt instruments.”

Medicare Tax

For taxable years beginning after December 31, 2012, a United States holder that is an individual or estate, or a trust that does not fall into a special class of trusts that is exempt from such tax, will be subject to a 3.8% tax on the lesser of (1) the United States holder’s “net investment income” for the relevant taxable year and (2) the excess of the United States holder’s modified adjusted gross income for the taxable year over a certain threshold (which in the case of individuals will be between $125,000 and $250,000, depending on the individual’s circumstances). A holder’s net investment income will generally include its interest income and its net gains from the disposition of its Guaranteed Notes, unless such interest income or net gains are derived in the ordinary course of the conduct of a trade or business (other than a trade or business that consists of certain passive or trading activities). If you are a United States holder that is an individual, estate or trust, you are urged to consult your tax advisors regarding the applicability of the Medicare tax to your income and gains in respect of your investment in the Guaranteed Notes.

Backup Withholding and Information Reporting

Please see the discussion under “Material U.S. Federal and Irish Tax Consequences—United States Taxation—Backup Withholding and Information Reporting” in the attached prospectus for a description of the applicability of the backup withholding and information reporting rules to payments made on the Guaranteed Notes. In addition, pursuant to recently enacted legislation, payments on Guaranteed Notes made to corporate United States holders after December 31, 2011 may be subject to information reporting and backup withholding.

UNDERWRITING

Subject to the terms and conditions set forth in the underwriting agreement standard provisions, referred to as the underwriting agreement and incorporated in the pricing agreement dated the date of this prospectus supplement and referred to as the pricing agreement, each of the underwriters has severally agreed to purchase, and we have agreed to sell to each underwriter, the principal amount of Guaranteed Notes set forth opposite the name of that underwriter:

	Principal Amount of 2016 Guaranteed Notes	Principal Amount of 2021 Guaranteed Notes
Merrill Lynch, Pierce, Fenner & Smith Incorporated	$78,750,000	$90,000,000
Barclays Capital Inc.	$78,750,000	$90,000,000
J.P. Morgan Securities LLC	$78,750,000	$90,000,000
UBS Securities LLC	$43,750,000	$50,000,000
RBS Securities Inc.	$43,750,000	$50,000,000
Allied Irish Banks, p.l.c.	$4,375,000	$5,000,000
BNP Paribas Securities Corp.	$4,375,000	$5,000,000
ING Financial Markets LLC	$4,375,000	$5,000,000
J&E Davy	$4,375,000	$5,000,000
Lloyds TSB Bank plc	$4,375,000	$5,000,000
SG Americas Securities, LLC	$4,375,000	$5,000,000

Total	$350,000,000	$400,000,000

Merrill Lynch, Pierce, Fenner & Smith Incorporated, Barclays Capital Inc., J.P. Morgan Securities LLC, UBS Securities LLC and RBS Securities Inc. are the Joint Bookrunners for this offering of Guaranteed Notes.

The underwriting agreement and the pricing agreement provide that the obligations of the several underwriters to purchase the Guaranteed Notes included in this offering are subject to approval of certain legal matters by counsel and to certain other conditions. The underwriters are obligated to purchase all the Guaranteed Notes of a series if they purchase any of the Guaranteed Notes of that series.

The underwriters initially propose to offer the Guaranteed Notes to investors at the public offering prices that appear on the cover page of this prospectus supplement. The underwriters may offer the Guaranteed Notes to selected dealers at the public offering price less a concession not in excess of 0.20% of the principal amount of the Guaranteed Notes, in the case of the 2016 Guaranteed Notes, and 0.30% of the principal amount of the Guaranteed Notes in the case of the 2021 Guaranteed Notes. In addition, the underwriters may allow, and those dealers may reallow, a concession not in excess of 0.15% of the principal amount of the Guaranteed Notes, in the case of the 2016 Guaranteed Notes, and 0.25% of the principal amount of the Guaranteed Notes in the case of the 2021 Guaranteed Notes on sales of the Guaranteed Notes to certain other dealers. After the initial public offering, the underwriters may change the public offering prices and any other selling terms.

The expenses of this offering are estimated to be $1,571,000 and are payable by CRH. The underwriters have agreed to make a payment of up to $375,000 to CRH which represents a reimbursement of certain of CRH’s estimated expenses.

In connection with the offering, the underwriters may purchase and sell Guaranteed Notes in the open market. These transactions may include over-allotment, syndicate covering transactions and stabilizing transactions. Over-allotment involves syndicate sales of Guaranteed Notes in excess of the principal amount of Guaranteed Notes to be purchased by the underwriters in the offering, which creates a syndicate short position. Syndicate-covering transactions involve purchases of Guaranteed Notes in the open market after the distribution has been completed in order to cover syndicate short positions. Stabilizing transactions consist of certain bids or purchases of Guaranteed Notes made for the purpose of pegging, fixing or maintaining the price of the Guaranteed Notes.

The underwriters may also impose a penalty bid. Penalty bids permit the underwriters to reclaim selling concessions from a syndicate member when they, in covering syndicate positions or making stabilizing purchases, repurchase Guaranteed Notes originally sold by that syndicate member.

Any of these activities may cause the prices of the Guaranteed Notes to be higher than the price that otherwise would exist in the open market in the absence of such transactions. These transactions may be effected in the over-the-counter market or otherwise and, if commenced, may be discontinued at any time.

Certain of the underwriters and their affiliates have performed certain investment banking and advisory and general financing and commercial banking services for us and for CRH plc from time to time for which they have received customary fees and expenses. In the ordinary course of business, the underwriters and their affiliates may in the future engage in commercial banking or investment banking transactions with us and our affiliates or perform other financial services for us and our affiliates. The underwriters are also acting as dealer managers in the Offer to Purchase.

To the extent any underwriter is not a U.S.-registered broker-dealer, it will not effect any sales of Guaranteed Notes in the United States.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments the underwriters may be required to make in respect of any of those liabilities.

The Guaranteed Notes are offered for sale in those jurisdictions in the United States, Europe, Australia and elsewhere where it is lawful to make such offers.

Each of the underwriters has represented and agreed that it has not and will not offer, sell or deliver any of the Guaranteed Notes directly or indirectly, or distribute this prospectus supplement or the attached prospectus or any other offering material relating to the Guaranteed Notes, in or from any jurisdiction except under circumstances that will result in compliance with the applicable laws and regulations thereof and that will not impose any obligations on us except as set forth in the underwriting agreement. There will be no offers or sales to retail investors.

Although application will be made to list the Guaranteed Notes on the New York Stock Exchange, the Guaranteed Notes are new issues of securities with no established trading market. No assurance can be given as to the liquidity of, or the trading markets for, the Guaranteed Notes. Purchasers of the Guaranteed Notes may be required to pay stamp taxes and other charges in accordance with the laws and practices of the country of purchase in addition to the issue price set forth on the cover page hereof. We have been advised by the underwriters for the Guaranteed Notes that they intend to make a market in the Guaranteed Notes, but they are not obligated to do so and may discontinue such market-making at any time without notice.

Delivery of the Guaranteed Notes will be made against payment on December 7, 2010 (T+5). Trades of securities in the secondary market generally are required to settle in three business days, referred to as T+3, unless the parties to a trade agree otherwise. Accordingly, by virtue of the fact that the initial delivery of the Guaranteed Notes will not be made on a T+3 basis, investors who wish to trade the Guaranteed Notes before a final settlement will be required to specify an alternative settlement cycle at the time of any such trade to prevent a failed settlement.

Selling Restrictions

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), each underwriter has represented, warranted and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”), it has not made and will not make an offer of Guaranteed Notes to the public in that Relevant Member State, except that it may, with effect from and including the Relevant Implementation Date, make an offer of Guaranteed Notes to the public in that Relevant Member State at any time:

(a)	to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b)	to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000; and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

(c)	to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the relevant underwriter or underwriters nominated by the Company for any such offer; or

(d)	in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of Guaranteed Notes referred to above shall require the Company, CRH plc or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of Guaranteed Notes to the public” in relation to any Guaranteed Notes in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the Guaranteed Notes to be offered so as to enable an investor to decide to purchase or subscribe the Guaranteed Notes, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

United Kingdom

Each underwriter has represented and agreed that:

(a)	it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the U.K. Financial Services and Markets Act 2000 (the “FSMA”)) received by it in connection with the issue or sale of any Guaranteed Notes in circumstances in which Section 21(1) of the FSMA does not apply to us or CRH plc; and

(b)	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the Guaranteed Notes in, from or otherwise involving the United Kingdom.

Ireland

Each underwriter has represented and agreed that:

(a)	it will not underwrite the issue of, or place the Guaranteed Notes, otherwise than in conformity with the provisions of the European Communities (Markets in Financial Instruments) Regulations 2007 (Nos. 1 to 3), including, without limitation, Regulations 7 and 152 thereof or any codes of conduct used in connection therewith and the provisions of the Investor Compensation Act 1998;

(b)	it will not underwrite the issue of, or place, the Guaranteed Notes, otherwise than in conformity with the provisions of the Irish Central Bank Acts 1942–1998 (as amended) and any codes of conduct rules made under Section 117(1) thereof; and

(c)	it will not underwrite the issue of, place or otherwise act in Ireland in respect of the Guaranteed Notes, otherwise than in conformity with the provisions of the Irish Market Abuse (Directive 2003/6/EC) Regulations 2005 and any rules issued by the Irish Financial Services Regulatory Authority pursuant thereto.

CLEARANCE AND SETTLEMENT

The Guaranteed Notes of each series will be issued in the form of a global note that will be deposited with DTC on the closing date. This means that we will not issue certificates to each holder. We will issue one or more global Guaranteed Notes for each series of the Guaranteed Notes to DTC, and DTC will keep a computerized record of its participants (for example, your broker) whose clients have purchased such Guaranteed Notes. The participant will then keep a record of its clients who purchased the Guaranteed Notes. Unless it is exchanged in whole or in part for a certificated note, a global note may not be transferred; except that DTC, its nominees, and their successors may transfer a global note as a whole to one another.

Beneficial interests in a global note will be shown on, and transfers of that global note will be made only through, records maintained by DTC and its direct and indirect participants (including Euroclear and Clearstream, Luxembourg).

The following information concerning DTC has been obtained from sources that we believe to be reliable, but we take no responsibility for the accuracy thereof: DTC, the world’s largest securities depository, is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code, and a “clearing agency” registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934. DTC holds and provides asset servicing for over 3.5 million issues of U.S. and non-U.S. equity issues, corporate and municipal debt issues, and money market instruments (from over 100 countries) that DTC’s participants (“Direct Participants”) deposit with DTC. DTC also facilitates the post-trade settlement among Direct Participants of sales and other securities transactions in deposited securities, through electronic computerized book-entry transfers and pledges between Direct Participants’ accounts. This eliminates the need for physical movement of securities certificates. Direct Participants include both U.S. and non-U.S. securities brokers and dealers, banks, trust companies, clearing corporations, and certain other organizations. DTC is a wholly-owned subsidiary of The Depository Trust & Clearing Corporation (“DTCC”). DTCC is the holding company for DTC, National Securities Clearing Corporation and Fixed Income Clearing Corporation, all of which are registered clearing agencies. DTCC is owned by the users of its regulated subsidiaries. Access to the DTC system is also available to others such as both U.S. and non-U.S. securities brokers and dealers, banks, trust companies, and clearing corporations that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly (“Indirect Participants”). DTC has Standard & Poor’s highest rating: AAA. The DTC Rules applicable to its Participants are on file with the SEC.

We will wire principal and interest payments to DTC’s nominee. We and the trustee will treat DTC’s nominee as the owner of each global note for all purposes. Accordingly, we, the trustee and any paying agent will have no direct responsibility or liability to pay amounts due on the global Guaranteed Notes to owners of beneficial interests in those global Guaranteed Notes.

It is DTC’s current practice, upon receipt of any payment of principal or interest, to credit Direct Participants’ accounts on the payment date according to their respective holdings of beneficial interests in the global Guaranteed Notes as shown on DTC’s records. In addition, it is DTC’s current practice to assign any consenting or voting rights to Direct Participants whose accounts are credited with Guaranteed Notes on a record date, by using an omnibus proxy. Payments by Direct Participants to owners of beneficial interests in the global Guaranteed Notes, and voting by Direct Participants, will be governed by the customary practices between the Direct Participants and owners of beneficial interests, as is the case with Guaranteed Notes held for the account of customers registered in “street name”. However, payments to the owners of beneficial interests in the Guaranteed Notes will be the responsibility of the participants and not of DTC, the trustee or us.

Guaranteed Notes represented by a global note will be exchangeable for certificate Guaranteed Notes with the same terms in authorized denominations only if:

•

DTC notifies us that it is unwilling or unable to continue as depositary or if DTC ceases to be a clearing agency registered under applicable law and a successor depositary is not appointed by us within 90 days of receiving such notice from DTC; or

•	We determine not to require all of the Guaranteed Notes to be represented by a global note and notify the trustee of our decision.

Settlement for the Guaranteed Notes will be made by the underwriters in immediately available funds. All payments of principal and interest will be made in immediately available funds, except as otherwise indicated in this section.

The Guaranteed Notes have been accepted for clearance through Euroclear and Clearstream, Luxembourg. The Common Code, ISIN and CUSIP numbers for the Guaranteed Notes are as follows:

	2016 Guaranteed Notes	2021 Guaranteed Notes
Common Code	056739505	056741925
ISIN	US12626PAK93	US12626PAL76
CUSIP number	12626P AK9	12626P AL7

VALIDITY OF DEBT SECURITIES AND GUARANTEES

Sullivan & Cromwell LLP, our and CRH plc’s U.S. counsel, will pass upon the validity of the Guaranteed Notes and the guarantees. Arthur Cox, our and CRH plc’s Irish counsel, will pass upon Irish law matters. Davis Polk & Wardwell LLP, U.S. counsel for the underwriters, will pass upon certain legal matters relating to the Guaranteed Notes and guarantees. Sullivan & Cromwell LLP and Davis Polk & Wardwell LLP may rely upon the opinion of Arthur Cox with respect to all matters of Irish law.

EXPERTS

The consolidated financial statements of CRH plc appearing in the 2009 20-F and the effectiveness of CRH’s internal control over financial reporting as of December 31, 2009, have been audited by Ernst & Young, independent registered public accounting firm, as set forth in their reports thereon included therein and incorporated herein by reference. Such consolidated financial statements have been incorporated herein by reference in reliance upon their reports given on their authority as experts in accounting and auditing.